Adamis Pharmaceuticals Corporation 10-K

Exhibit 21.1

EXHIBIT 21.1

SUBSIDIARIES OF ADAMIS PHARMACEUTCALS CORPORATION

Name	State of Incorporation

US Compounding, Inc.	Arkansas
Biosyn, Inc.	Pennsylvania
Adamis Corporation	Delaware
Rhombus Pharmaceuticals Corporation	Arkansas